UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In October 2010, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated October 20, 2010: Sanofi-aventis Announces Expiration of Hart-Scott-Rodino Waiting Period for Acquisition of Genzyme

Exhibit 99.2	Press release dated October 26, 2010: Sanofi-aventis Initiates Phase III Study with Teriflunomide as Adjunct Therapy with Interferon Beta to Further Explore Clinical Benefits in Multiple Sclerosis

Exhibit 99.3	Press release dated October 28, 2010: Third Quarter 2010 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2010		SANOFI-AVENTIS

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated October 20, 2010: Sanofi-aventis Announces Expiration of Hart-Scott-Rodino Waiting Period for Acquisition of Genzyme

Exhibit 99.2	Press release dated October 26, 2010: Sanofi-aventis Initiates Phase III Study with Teriflunomide as Adjunct Therapy with Interferon Beta to Further Explore Clinical Benefits in Multiple Sclerosis

Exhibit 99.3	Press release dated October 28, 2010: Third Quarter 2010 Results

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